UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 7)

AMEDISYS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

023436108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Spruce Investors Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Spruce Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Special Situations (Offshore) Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Special Situations (Domestic) Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Special Situations (Offshore) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Special Situations (Domestic) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KAM Fund Advisors LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,579,330

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,579,330

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Credit Advisors (US) LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,418,304

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,418,304

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Kohlberg Kravis Roberts & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,418,304

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,418,304

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,418,304

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,418,304

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management Holdings Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,418,304

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,418,304

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,418,304

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,418,304

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,418,304

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,418,304

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,418,304

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,418,304

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,418,304

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,418,304

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,418,304

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,418,304

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,418,304

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,418,304

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,304

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 supplements and amends the Schedule 13D filed on August 8, 2013 by the Reporting Persons (as defined below) with respect to the shares of Common Stock, par value $0.001 per share, of Amedisys, Inc. (the “Issuer”) beneficially owned by them, as amended by Amendment No. 1 to the Schedule 13D filed on October 11, 2013, Amendment No. 2 to the Schedule 13D filed on October 23, 2013, Amendment No. 3 to the Schedule 13D filed on November 14, 2013, Amendment No. 4 to the Schedule 13D filed on November 21, 2013, Amendment No. 5 to the Schedule 13D filed on February 3, 2014, and Amendment No. 6 to the Schedule 13D filed on March 27, 2014 (as so amended, this “Schedule 13D”).  Except as otherwise specified in this Amendment No. 7, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.         Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a), (f) This statement on Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:

(i)	Spruce Investors Limited, a Cayman Islands limited company (“Spruce Investors”)
(ii)	Spruce Holdings Limited, a Cayman Islands limited company (“Spruce Holdings”)
(iii)	KKR Special Situations (Offshore) Fund L.P., a Cayman Islands limited partnership (“Offshore LP”)
(iv)	KKR Special Situations (Domestic) Fund L.P., a Cayman Islands limited partnership (“Domestic LP”)
(v)	KKR Special Situations (Domestic) Limited, a Cayman Islands limited company (“Domestic Limited”)
(vi)	KKR Special Situations (Offshore) Limited, a Cayman Islands limited company (“Offshore Limited”)
(vii)	KKR Fund Holdings L.P., a Cayman Islands limited partnership (“KKR Fund Holdings”)
(viii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”)
(ix)

KAM Fund Advisors LLC, a Delaware limited liability company (“KAM Fund Advisors” and collectively with the entities listed in items (i) through (viii), referred to herein as the “Additional Reporting Persons”)

(x)	KKR Credit Advisors (US) LLC, a Delaware limited liability company (“KKR Credit”, formerly known as KKR Asset Management LLC, a Delaware limited liability company (“KAM”));
(xi)	Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts & Co.”);
(xii)	KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);
(xiii)	KKR Management Holdings Corp., a Delaware corporation (“KKR Management Holdings Corp.”);
(xiv)	KKR Group Holdings L.P., a Cayman Islands limited partnership (“KKR Group Holdings”);
(xv)	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(xvi)	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(xvii)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(xviii)	Henry R. Kravis, a United States citizen; and
(xix)	George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xix) are collectively referred to herein as the “Reporting Persons”).

Spruce Holdings and Domestic LP are the owners of Spruce Investors, and Offshore LP is the sole owner of Spruce Holdings.  Domestic Limited is the general partner of Domestic LP and Offshore Limited is the general partner of Offshore LP.  KKR Management Holdings is the sole owner of Domestic Limited and KKR Fund Holdings is the sole owner of Offshore Limited.  KAM Fund Advisors is an investment advisor to Domestic LP and Offshore LP.  KKR Credit is the sole owner of KAM Fund Advisors.

Kohlberg Kravis Roberts & Co. is the holder of all of the outstanding equity interests in KKR Credit. KKR Management Holdings is the general partner of Kohlberg Kravis Roberts & Co. and KKR Management Holdings Corp. is the general partner of KKR Management Holdings. KKR Fund Holdings GP is the general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Management Holdings Corp. and KKR Fund Holdings GP.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

The executive officers of KKR Credit are Nathaniel Zilkha, Christopher Sheldon, Todd Builione, Edward Brandman, Jeffrey B. Van Horn, Nicole J. Macarchuk, and Annette O’Donnell-Butner and Ms. Macarchuk and Mr. Van Horn are directors of Spruce Investors, Spruce Holdings, Domestic Limited and Offshore Limited. Each of Messrs. Scott C. Nuttall, Joseph Y. Bae, William J. Janetschek and David J. Sorkin is a director of KKR Management Holdings Corp. and KKR Group. The executive officers of KKR Management Holdings Corp. are Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek and Sorkin.

Each of Messrs. Nuttall, Bae, Janetschek, Sorkin, Zilkha, Sheldon, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of October 22, 2013, a copy of which is attached as Exhibit A to Amendment No. 2 to the Schedule 13D, filed on October 23, 2013.

(b)                                 The address of the principal business office of Offshore Limited, Domestic Limited, Kohlberg Kravis Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management and Messrs. Kravis, Nuttall, Bae, Janetschek, Sorkin, Zilkha, Builione, and Brandman is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

The address of the principal business office of KKR Credit, Spruce Investors, Spruce Holdings, Offshore LP, Domestic LP, KAM Fund Advisors, Messrs. Sheldon, and Van Horn and Mses. Macarchuk and O’Donnell-Butner:

c/o KKR Asset Management LLC

555 California Street, 50th Floor

San Francisco, CA 94104

(c)                                  Each of Kohlberg, Kravis, Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

Spruce Investors, Domestic LP and Offshore LP are principally engaged in the business of investing in securities. Spruce Holdings is principally engaged as a holding company for Spruce Investors, Domestic Limited and Offshore Limited are principally engaged as general partners of Domestic LP and Offshore LP, respectively. KAM Fund Advisors and KKR Credit are principally engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek, Sorkin, Zilkha, Sheldon, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended as follows:

The information set forth in amended Item 6 below is incorporated by reference herein.

Item 5.         Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety to read as follows:

(a)-(b) As an investment advisor to a number of client accounts, as of June 6, 2018, KKR Credit may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 2,418,304 shares of Common Stock (the “Total Reported Shares”), which represents 7.6% of the Common Stock outstanding, based on 34,063,728 shares of Common Stock outstanding as of May 4, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2018, less the 2,418,304 shares of Common Stock purchased by the Issuer pursuant to the 2018 Share Repurchase Agreement described in Item 6 below.

As of June 6, 2018, as an investment advisor to Spruce Investors, KAM Fund Advisors, a direct wholly-owned subsidiary of KKR Credit, may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) a total of 1,579,330 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported

Shares), which represents approximately 5.0% of the Common Stock outstanding.

Each of Kohlberg Kravis Roberts & Co. (as the holder of all of the outstanding equity interests in KKR Credit), Spruce Holdings and Domestic LP (as the holders of all of the outstanding equity interests of Spruce Investors), Offshore LP (as the holder of all of the outstanding equity interests of Spruce Holdings), Domestic Limited (as the general partner of Domestic LP), Offshore Limited (as the general partner of Offshore LP), KKR Fund Holdings (as the holder of all of the outstanding equity interests of Offshore Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Management Holdings (as the holder of all of the outstanding equity interests of Domestic Limited and the general partner of Kohlberg Kravis Roberts & Co.), KKR Management Holdings Corp. (as the general partner of KKR Management Holdings), KKR Group Holdings (as the holder of all of the outstanding equity interests in KKR Fund Holdings GP (which is a general partner of KKR Fund Holdings), a general partner of KKR Fund Holdings, and the sole shareholder of KKR Management Holdings Corp.), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may also be deemed to beneficially own some or all of the shares of Common Stock reported herein.  None of Messrs. Nuttall, Bae, Janetschek, Sorkin, Zilkha, Sheldon, Builione, Brandman, Van Horn or Mses. Macarchuk or O’Donnell-Butner beneficially owns any shares of Common Stock. The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

(c) The information set forth in amended Item 6 below is incorporated by reference herein.

(e) As of June 4, 2018 and after giving effect to the transactions contemplated by the 2018 Share Repurchase Agreement described in Item 6 below, each of Spruce Investors, Spruce Holdings, Domestic LP, Offshore LP, Domestic Limited, Offshore Limited, KKR Fund Holdings, KKR Fund Holdings GP and KAM Fund Advisors ceased to be the owner of more than 5% of the Common Stock outstanding.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

2018 Share Repurchase Agreement

On June 4, 2018 (the “Effective Date”), Spruce Investors Limited and certain other holders of Common Stock (the “Sellers”) that certain of the Reporting Persons may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) entered into a share repurchase agreement with the Issuer (the “2018 Share Repurchase Agreement”), pursuant to which the Sellers sold to the Issuer a total of 2,418,304 shares of Common Stock for a purchase price of $73.96 per share.

Under the terms of the 2018 Share Repurchase Agreement, for a period of at least twelve (12) months following the Effective Date, Nathaniel Zilkha, an executive of KKR Credit currently serving on the board of directors of the Issuer (the “Board”), will remain on the Board. However, if Nathaniel Zilkha is unable to serve on the Board for such period, KKR Credit will designate another individual to serve on the Board, subject to the Issuer’s Nominating and Corporate Governance Committee approval.

Nathaniel Zilkha voluntarily recused himself from any deliberations of the Board relating to the transactions contemplated by the 2018 Share Repurchase Agreement.

The foregoing summary of the 2018 Share Repurchase Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.         Material to be filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit A                                                            Joint Filing Agreement, dated as of October 23, 2013, incorporated by reference to Exhibit A to Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on October 23, 2013.

Exhibit B                                                            Powers of Attorney

Exhibit C                                                            Share Repurchase Agreement, dated as of June 4, 2018, among Amedisys, Inc. and the selling stockholders set forth on Schedule I attached thereto, incorporated by reference to Exhibit 2.1 to Amedisys, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 4, 2018 (Commission File No. 000-24260)

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2018

SPRUCE INVESTORS LIMITED

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

SPRUCE HOLDINGS LIMITED

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR SPECIAL SITUATIONS (OFFSHORE) LIMITED

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR SPECIAL SITUATIONS (DOMESTIC) LIMITED

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KAM FUND ADVISORS LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

CUSIP No. 023436108

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

EXHIBIT LIST

Exhibit A                                             Joint Filing Agreement, dated as of October 23, 2013, incorporated by reference to Exhibit A to Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on October 23, 2013.

Exhibit B                                             Powers of Attorney

Exhibit C                                             Share Repurchase Agreement, dated as of June 4, 2018, among Amedisys, Inc. and the selling stockholders set forth on Schedule I attached thereto, incorporated by reference to Exhibit 2.1 to Amedisys, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 4, 2018 (Commission File No. 000-24260).

EXHIBIT B

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

Date: May 28, 2014